Conduit Pharmaceuticals Inc.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92134

(760) 471-8536

October 31, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conduit Pharmaceuticals Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-282802) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on Friday, November 1, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Todd Mason of Thompson Hine LLP, by telephone at (212) 908-3946 or via email at Todd.Mason@ThompsonHine.com. Please also call Todd Mason as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Sincerely,

CONDUIT PHARMACEUTICALS Inc.

By:	/s/ David Tapolczay
Name:	David Tapolczay
Title:	Chief Executive Officer

cc:	Todd Mason, Thompson Hine LLP